Exhibit 99.3

PAGAYA’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the “Selected Consolidated Financial Data” and the historical audited annual consolidated financial statements as of and for the year ended December 31, 2021 and 2020, and the related notes included in our Registration Statement on Form F-1, filed with the Securities and Exchange Commission (the “SEC”) on July 20, 2022 (the “Registration Statement”). Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of our Registration Statement and any of our subsequent filings with the SEC, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. In this section “we,” “us,” “our” and “Pagaya” refer to Pagaya Technologies Ltd.

Company Overview

Pagaya makes life-changing financial products and services available to more people.

We have built, and we are continuing to scale, a leading AI and data network for the benefit of financial services providers, their customers, and investors. Financial services and other service providers integrated in our network, which we refer to as our ‘‘Partners,’’ range from high-growth financial technology companies to incumbent banks and financial institutions, auto finance providers and property related service providers. Partners benefit from our network to extend financial products to their customers, in turn helping those customers fulfill their financial needs and dreams. These assets originated by Partners with the assistance of Pagaya’s AI technology are eligible to be acquired by Financing Vehicles1. During 2021, certain Financing Vehicles began purchasing single-family rental properties identified by our AI and data network.

In recent years, investments in digitization have improved the front-end delivery of financial products, upgrading customer experience and convenience. Notwithstanding these advances, we believe underlying approaches to the determination of credit worthiness for financial products are often outdated and overly manual. In our experience, providers of financial services tend to utilize a limited number of factors to make decisions, operate with siloed technology infrastructure and have data limited to their own experience. As a result, we believe financial services providers approve a smaller proportion of their application volume than is possible with the benefit of modern technology, such as our AI technology and data network.

At our core, we are a technology company that deploys sophisticated data science, machine learning and AI technology to drive better results across the ecosystem. We believe our solution drives a “win-win-win” for Partners, their customers and potential customers, and investors. First, by utilizing our network, Partners receive direct benefits from our network by approving a greater share of customer applications, which we believe drives superior revenue growth, enhanced brand affinity, opportunities to promote other financial products and decreased unit-level customer acquisition costs. Partners realize these benefits without taking on incremental risk or requiring incremental funding. Second, Partners’ customers benefit from enhanced and more convenient access to financial products. Third, investors gain exposure to assets originated by Partners with the assistance of our AI technology and acquired by the Financing Vehicles through our network.

Recent Developments

On June 22, 2022 (the “Closing Date”), we consummated the previously announced business combination pursuant to the Merger Agreement, by and among Pagaya, EJFA, and Merger Sub (the “Merger”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Merger Agreement:

•
(i) immediately prior to the Effective Time, each Pagaya Preferred Share was converted into Pagaya Ordinary Shares in accordance with Pagaya’s organizational documents, (ii) immediately following the Preferred Share Conversion but prior to the Effective Time, Pagaya adopted the Pagaya Articles, (iii) immediately following such adoption but prior to the Effective Time, Pagaya effected the Stock Split, with the three founders of Pagaya (including any trusts the beneficiary of which is a founder of Pagaya and to the extent that a founder of Pagaya has the right to vote the shares held by such trust) (the “ each receiving Class B Ordinary Shares, which carry voting rights in the form of 10 votes per share of Pagaya, and the other shareholders of Pagaya receiving Class A Ordinary Shares, which are economically equivalent to the Class B Ordinary Shares and carry voting rights in the form of one vote per share of Pagaya, in accordance with Pagaya’s organizational documents;

1 Financing Vehicles refers to (i) funds managed or advised by Pagaya or one of its affiliates, (ii) securitization vehicles sponsored or administered by Pagaya or one of its affiliates and (iii) other similar vehicles.

•
at the Effective Time, Merger Sub merged with and into EJFA, with EJFA continuing as the surviving company after the Merger, and, as a result of the Merger, the Surviving Company became a direct, wholly-owned subsidiary of Pagaya; and

•
at the Effective Time, (i) each EJFA Class B Ordinary Share issued and outstanding immediately prior to the Effective Time other than all shares of EJFA held by EJFA, Merger Sub or Pagaya or any of its subsidiaries at that time, was no longer outstanding and was converted into the right of the holder thereof to receive one Class A Ordinary Share after giving effect to the Capital Restructuring, (ii) each EJFA Class A Ordinary Share issued and outstanding immediately prior to the Effective Time other than all shares of EJFA held by EJFA, Merger Sub or Pagaya or any of its subsidiaries at that time was no longer outstanding and was converted into the right of the holder thereof to receive one Class A Ordinary Share after giving effect to the Capital Restructuring, (iii) each issued and outstanding EJFA Warrant was automatically and irrevocably assumed by Pagaya and converted into a Pagaya Warrant

On the Closing Date, immediately following the Merger, the Surviving Company merged with and into Merger Sub II, with Merger Sub II continuing as the surviving company after the Second Merger.

PIPE Investment

On September 15, 2021, concurrently with the execution of the Merger Agreement, Pagaya and EJF Debt Opportunities Master Fund, LP entered into the EJF Subscription Agreement, and Pagaya subsequently entered into subscription agreements with certain other investors. Pursuant to the Subscription Agreements, the investors agreed to purchase, and Pagaya agreed to sell to the investors, an aggregate of 35 million Class A Ordinary Shares, at a purchase price of $10.00 per share and an aggregate purchase price of $350 million, on the terms and subject to the conditions set forth in the Subscription Agreements. The Subscription Agreements contained customary representations and warranties of Pagaya, on the one hand, and the investors, on the other hand, and customary conditions to closing, including the consummation of the transactions contemplated by the Merger Agreement. The PIPE Investment closed immediately prior to the Effective Time.

Emerging Growth Company Status

We qualify as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “ Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the Closing Date, (b) in which we have an annual total gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary equity that is held by non-affiliates exceeds $700 million as of the last business day of the second fiscal quarter of such fiscal year; and (ii) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Foreign Private Issuer Exemptions

We report as a “foreign private issuer” under U.S. Securities and Exchange Commission rules. Consequently, we are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. As a result, we are not be required to file our annual report on Form 20-F until 120 days after the end of each fiscal year and we will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by us in Israel or that is distributed or required to be distributed by us to our shareholders. Based on our foreign private issuer status, we will not be required to (i) file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act, (ii) comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information or (iii) comply with SEC rules relating to proxy solicitation in connection with shareholder meetings and presentation of shareholder proposals. In addition, among other matters, based on our foreign private issuer status, our officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Pagaya Ordinary Shares.

Our Economic Model

Pagaya’s revenues are primarily derived from Network Volume. Network Volume represents the assets that our Partners originate with the assistance of our AI technology and are acquired by Financing Vehicles through our network. We source capital from investors who invest in Financing Vehicles. We earn revenue primarily in the form of fees that we are paid when Network Volume is acquired by Financing Vehicles. These fees include premiums that Financing Vehicles pay for access to our AI technology. We also earn a smaller portion of our revenues from fees related to the establishment and administration of certain Financing Vehicles.

We incur costs when Network Volume is acquired by the Financing Vehicles. These costs, which we refer to as ‘‘Production Costs,’’ compensate our Partners for acquiring and originating assets. Accordingly, the amount and growth of our Production Costs are highly correlated to Network Volume.

Additionally, we have built, and we are continuing to scale, what we believe to be one of the world’s largest data science and AI organizations focused on assisting our Partners as they make decisions to extend credit to consumers or the identification and purchase of single-family rental houses. Headcount, technology overhead and development expenses related to this network represent the significant portion of our expenses outside of Production Costs.

Key Factors Affecting Our Performance

Expanded Usage of Our Network by Our Existing Partners

We continually seek to grow Network Volume. Our AI technology enables our Partners to convert a larger proportion of their application volume into originated loans than they could do on their own, expanding their ecosystem and generating incremental revenues. As such, our Partners have historically scaled rapidly upon utilizing our network and continue to advance after initially scaling. We must continue to deliver value and are proud of the fact that we have retained 100% of Partners since our inception in 2016. Furthermore, for those Partners that have benefited from using our AI technology and data network since the end of fiscal 2020, the last four quarters have generated an average of 130% more quarterly Network Volume when compared to the final quarter of 2020.

Adoption of Our Network by Partners

We devote significant time, and have a team that focuses on, recruiting new Partners to our network. We believe that our success in adding new Partners to our network is driven by our distinctive value proposition: driving significant revenue uplift to our Partners at limited incremental cost or credit risk to the Partner. Our success adding new Partners has contributed to our overall Network Volume growth and driven our ability to rapidly scale new asset classes.

Continued Improvements to Our AI Technology

Our historical growth has been significantly influenced by improvements to our AI technology, which are in turn driven both by the deepening of our proprietary data asset and the strengthening of our AI technology. As our existing Partners expand their usage of our network, and new Partners join our network, the value of our data asset increases. Our technology improvements thus benefit from a flywheel effect that is characteristic of AI technology, in that improvements are derived from a continually increasing base of training data for our models. As more data leads to improved AI technology and models, we have found, and we expect to continue to experience, that our AI technology leads to more efficient pricing and greater Network Volume, including the purchase of single-family rental houses.

In addition to the accumulation of data, we make improvements to our models by leveraging the experience of our research and development specialists. Our research team is central to accelerating the sophistication of our AI technology and expanding into new markets and use cases. We are reliant on these professionals’ success in making these improvements to our models over time.

We believe that advances in our AI technology will be key to our continued growth.

Availability of Funding from Investors

The availability of funding from investors is critical to our growth, as Financial Vehicles only acquire an asset if funding is available for that specific asset. We continue to seek to diversify funding channels and counterparties as our business grows.

Performance of Assets Originated with the Assistance of Our AI Technology

The availability of funding from investors is a function of demand for consumer credit and real estate assets, as well as the performance of such assets originated with the assistance of our AI technology and purchased by Finance Vehicles. We believe that investors in Financing Vehicles view our AI technology as an important component in delivering assets that meet their investment criteria. To the extent that assets acquired by the Financing Vehicles underperform investors’ expectations, the availability of funding may be adversely affected.

Impact of Macroeconomic Cycles

We expect economic cycles to affect our financial performance and related metrics. Economic conditions, including, but not limited to rising interest rates, inflation, supply chain disruptions and labor shortages, may impact consumer demand for financial products, our Partners’ ability to generate and convert customer application volume, as well as the availability of funding from our investors through the Financing Vehicles. A prolonged economic downturn may also adversely affect the performance of assets that Financing Vehicles acquire from our network. At the same time, such events, including the COVID-19 pandemic or the 2022 inflationary environment, provide key data that we can utilize to improve our AI technology, and they may also help to validate the outcomes our network drives for both Partners and investors.

Key Operating Metrics

We collect and analyze operating and financial data of our business to assess our performance, formulate financial projections and make strategic decisions. In addition to total revenues, net, operating income (loss), other results under GAAP, and certain non-GAAP financial measures (see discussion and reconciliation herein at page 13, “Reconciliation of Non-GAAP Financial Measures.”  The following table sets forth a key operating metric we use to evaluate our business.

	Three Months Ended June 30,			Six Months Ended June 30,
	2022	2021	% Change	2022	2021	% Change
	(in millions, except percentages)
Network Volume(1)	$1,947	$1,088	79%	$3,597	$1,762	104%
(1) Prior period amounts have been updated to conform to current period presentation.

Network Volume

We believe the Network Volume metric to be a good proxy for our overall scale and reach, as we generate revenue primarily on the basis of Network Volume. Network Volume is driven by our relationships with our Partners, and we believe that this has benefited from continuous improvements to our AI technology, enabling our technology to more effectively identify more assets for acquisition by the investors through the Financing Vehicles. Network Volume is comprised of assets across several asset classes, including personal loans, auto loans, real estate, credit card receivables and point of sale receivables.

Components of Results of Operations

Revenue

We generate revenue from network AI fees, contract fees, interest income and investment income. Network AI fees and contract fees are presented together as Revenue in the consolidated financial statements. Revenue from fees is recognized after applying the five-step model consistent with ASC 606.

Network AI fees. Network AI fees are earned and collected from Financing Vehicles upon the generation of Network Volume and upon their establishment. Generally, these fees include premiums that Financing Vehicles pay for Network Volume originated by our Partners when our Partners benefit from the use of our AI technology and data network in the origination of such Network Volume.

Contract Fees. Contract fees primarily include administration and management fees, and performance fees. Administration and management fees are contracted upon the establishment of individual pools of capital and are earned and collected over their remaining lives. Performance fees are earned when certain Financing Vehicles exceed contractual return hurdles and a significant reversal in the amount of cumulative revenue recognized is not expected to occur.

We also earn interest income related to our risk retention holdings and investment income associated with our ownership interest in certain Financing Vehicles.

Costs and Operating Expenses

Cost and operating expenses consist of Production Costs. research and development, sales and marketing expenses, and general and administrative expenses. Salaries and personnel-related costs, including benefits, bonuses, share-based compensation, and outsourcing comprise a significant component of several of these expense categories. A portion of our non-share-based compensation expense and, to a lesser extent, certain operating expenses (excluding Production Costs) are denominated in the Israeli New Shekel (NIS), which could result in variability in our operating expenses which are presented in U.S. Dollars.

Production Costs

Production Costs are primarily comprised of fees we pay our Partners when Network Volume is transferred into Financing Vehicles. Accordingly, the amount and growth of our Production Costs are highly correlated to Network Volume. Additionally, but to a lesser extent, Production Costs also include expenses we incur to renovate single family residence assets.

Research and Development

Research and development expenses primarily comprise costs associated with the maintenance and ongoing development of our network and technology including personnel, allocated costs, and other development-related expenses. Research and development costs are expensed as incurred. We expect these costs to increase as we continue to hire new employees in order to support our anticipated growth. We believe continued investments in research and development are important to attain our strategic objectives. Accordingly, we expect research and development costs to increase in absolute dollars. As we intend to continue scaling our research and development initiatives, these expenses are expected to grow in proportion to our total revenue and other income.

Sales and Marketing

Sales and marketing expenses, related to Partner onboarding and development, as well as investor and potential investor management, are comprised primarily of salaries and personnel-related costs, as well as the costs of certain professional services, and allocated overhead. Sales and marketing expenses are expensed as incurred. We expect that sales and marketing expenses will increase at the very least as a percentage of revenue in relation to the expansion of sales and marketing efforts to drive growth and diversification.  Furthermore, sales and marketing expenses in absolute dollars and as a percentage of total revenue and other income may fluctuate from period to period based on total revenue and other income trends, as well as the timing of our investments in our sales and marketing functions. These investments may vary in scope and scale over future periods depending on our strategic business plan, which may cause opportunities to present themselves in various markets.

General and Administrative

General and administrative expenses primarily comprise personnel-related costs for our executives, finance, legal and other administrative functions, professional fees for external legal, accounting and other professional services and allocated overhead costs. General and administrative expenses are expensed as incurred. We expect that our general and administrative expenses will increase in absolute dollars for the foreseeable future as we grow our business. We also anticipate additional cost and expenses associated with the administrative maintenance of being a publicly listed company.

Other Income (Loss), Net

Other Income (loss), net primarily consists of changes in the fair value of warrant liabilities and, historically, the change in the fair value of the option associated with  Series D preferred shares.

Income Tax Expense

We account for taxes on income in accordance with ASC 740, “Income Taxes.” We are eligible for certain tax benefits in Israel under the Law for the Encouragement of Capital Investments, 5919-1959, or the Investment Law at a reduced tax rate of 12%. Accordingly, as we generate taxable income in Israel, our effective tax rate is expected to be lower than the standard corporate tax rate for Israeli companies, which is 23%. Our taxable income generated outside of Israel or derived from other sources in Israel which is not eligible for tax benefits will be subject to the regular corporate tax rate in its respective tax jurisdictions.

Net Income Attributable to Noncontrolling Interests

 Net income attributable to noncontrolling interests in our consolidated statements of operations is a result of our investments in certain of our consolidated variable interest entities (‘‘VIEs’’) and consists of the portion of the net income of these consolidated entities that is not attributable to Pagaya.

Results of Operations

The following table sets forth operating results for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Revenue
Revenue from fees	$163,302	$92,179	$321,627	$173,455
Other Income
Interest income	17,252	6,969	29,461	9,801
Investment income (loss)	995	(58)	995	12
Total Revenue and Other Income	181,549	99,090	352,083	183,268
Costs and Operating Expenses
Production costs	104,980	62,592	197,260	99,774
Research and development(1)	65,110	8,562	88,736	39,412
Sales and marketing(1)	50,604	6,228	63,650	28,403
General and administrative(1)	111,479	11,338	163,073	34,107
Total Costs and Operating Expenses	332,173	88,720	512,719	201,696
Operating Income (Loss)	(150,624)	10,370	(160,636)	(18,428)
Other income (loss), net	13,159	(9,198)	13,472	(18,771)
Income (Loss) Before Income Taxes	(137,465)	1,172	(147,164)	(37,199)
Income tax expense (benefit)	(2,404)	1,627	(2,590)	7,793
Net Loss	(135,061)	(455)	(144,574)	(44,992)
Less: Net income attributable to noncontrolling interests	11,213	5,419	19,972	7,546
Net Loss Attributable to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(52,538)
Per share data:
Net loss attributable to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(52,538)
Less: Deemed dividend distribution	—	—	—	(23,612)
Net loss attributed to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(76,150)
Net loss per share attributable to Pagaya Technologies Ltd.:
Basic(2)	$(0.24)	$(0.01)	$(0.27)	$(0.14)
Diluted(2)	$(0.24)	$(0.01)	$(0.27)	$(0.14)
Non-GAAP adjusted net income(3)	$3,481	$5,281	$7,587	$25,596
Non-GAAP adjusted net income per share:
Basic(2)	$0.01	$0.01	$0.01	$0.05
Diluted(2)	$0.00	$0.01	$0.01	$0.04
Weighted average shares outstanding:
Basic(2)	621,680,496	594,168,810	616,371,816	563,664,856
Diluted(2)	846,420,843	743,246,506	851,569,948	629,922,341
(1) The following table sets forth share-based compensation for the periods indicated below:

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Research and development	$54,383	$567	$60,243	$25,074
Sales and marketing	35,998	406	38,889	16,779
General and administrative	55,689	889	63,573	17,264
Total share-based compensation in operating expenses	$146,070	$1,862	$162,705	$59,117
(2) Prior period amounts have been retroactively adjusted to reflect the 1:186.9 stock split and the conversion of preferred shares into ordinary shares, effected on June 22, 2022.
(3) See “Reconciliation of Non-GAAP Financial Measures” elsewhere within this MD&A (starting on page 13) for a reconciliation of this and adjusted EBITDA.

Share-based compensation for the three and six months ended June 30, 2022 included $125.6 million of expense related to the acceleration of vesting of certain performance awards upon the completion of the Merger. These performance awards, provided to certain founders and directors, do not contain any time-based employment requirements and are only subject to certain stock performance conditions.

Share-based compensation for the six months ended June 30, 2021 included $56.8 million of expense related to the amount paid in excess of the estimated fair value of ordinary share as of the date of the transactions in connection with a secondary sale of Pagaya Ordinary Shares.

Comparison of Three Months Ended June 30, 2022 and 2021

Total Revenue and Other Income
	Three Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Revenue from fees	$163,302	$92,179	$71,123	77%
Interest income	17,252	6,969	10,283	148%
Investment income	995	(58)	1,053	NM
Total Revenue and Other Income	$181,549	$99,090	$82,459	83%

Total revenue and other income increased by $82.5 million, or 83%, to $181.5 million for the three months ended June 30, 2022 from $99.1 million for the three months ended June 30, 2021. The increase was primarily driven by an increase in revenue from fees, which in turn is primarily related to the increase in Network Volume.

Revenue from fees increased by $71.1 million, or 77%, to $163.3 million for the three months ended June 30, 2022 from $92.2 million for the three months ended June 30, 2021. The increase is directly correlated with the growth in Network Volume, which increased by 79% from $1.1 billion for the three months ended June 30, 2021 to $1.9 billion for the three months ended June 30, 2022. Network Volume is a function of supply from existing and new Partners, as well as market demand for credit assets. Market demand for credit assets, as represented by assets held by Financing Vehicles, grew 33% to $3.4 billion as of June 30, 2022 from $2.5 billion as of June 30, 2021.

Interest income increased by $10.3 million, or 148%, to $17.3 million for the three months ended June 30, 2022 from $7.0 million for the three months ended June 30, 2021. The increase in interest income is directly related to our risk retention holdings held in the Company’s consolidated VIEs as well as certain risk retention holdings held directly by the Company’s consolidated subsidiaries.

Investment income increased by $1.1 million to $1.0 million for the three months ended June 30, 2022 from a loss of $0.1 million for the three months ended June 30, 2021. Investment income during the three months ended June 30, 2022 primarily relates to the returns from certain seed investments which did not exist during the three months ended June 30, 2021.

Costs and Operating Expenses
	Three Months Ended June 30,
	2022	2021
	(in thousands)
Production costs	$104,980	$62,592
Research and development	65,110	8,562
Sales and marketing	50,604	6,228
General and administrative	111,479	11,338
Total Costs and Operating Expenses	$332,173	$88,720

Production Costs
	Three Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Production costs	$104,980	$62,592	$42,388	68%

Production costs increased by $42.4 million, or 68%, to $105.0 million for the three months ended June 30, 2022 from $62.6 million for the three months ended June 30, 2021. This increase was primarily due to increases in Network Volume.

Research and Development
	Three Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Research and development	$65,110	$8,562	$56,548	660%

Research and development costs increased by $56.5 million, or 660%, to $65.1 million for the three months ended June 30, 2022 from $8.6 million for the three months ended June 30, 2021. This increase was primarily due to a $52.5 million increase in personnel-related expenses, including a $53.8 million increase in share-based compensation expenses which include amounts capitalized, due to the growth in employees and the share-based compensation expense incurred during the three months ended June 30, 2022 related to the acceleration of vesting of certain performance awards upon the completion of the business combination with EJF Acquisition Corp. pursuant to a certain Agreement and Plan of Merger dated as of September 15, 2021 (the "Merger Agreement", and such transaction, the "Merger"), and a $2.9 million increase in professional services. Headcount in research and development increased by 143% between June 30, 2021 and June 30, 2022.

Sales and Marketing
	Three Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$50,604	$6,228	$44,376	713%

Sales and marketing costs increased by $44.4 million, or 713%, to $50.6 million for the three months ended June 30, 2022 from $6.2 million for the three months ended June 30, 2021. This increase was primarily due to a $42.7 million increase in personnel-related expenses, including a $35.6 million increase in share-based compensation expenses, due to the growth in employees and the share-based compensation expense incurred during the three months ended June 30, 2022 related to the acceleration of vesting of certain performance awards upon the completion of the Merger, and a $1.1 million increase in overhead allocation and other miscellaneous costs. Headcount in sales and marketing increased by 72% between June 30, 2021 and June 30, 2022.

General and Administrative

	Three Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
General and administrative	$111,479	$11,338	$100,141	883%

General and administrative costs increased by $100.1 million, or 883%, to $111.5 million for the three months ended June 30, 2022 from $11.3 million for the three months ended June 30, 2021. This increase was primarily due to a $67.2 million increase in personnel-related expenses, including a $54.8 million increase in share-based compensation expenses, due to the growth in employees and the share-based compensation expense incurred during the three months ended June 30, 2022 related to the acceleration of vesting of certain performance awards upon the completion of the Merger, a $21.8 million increase in expenses related to the public company readiness, legal and other business-related professional services, a $9.8 million increase in miscellaneous costs, including overhead allocations, and a $1.4 million increase in computer maintenance and communications expenses. Headcount in general and administrative increased by 166% between June 30, 2021 and June 30, 2022.

Other Income (Loss), net
	Three Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Other income (loss), net	$13,159	$(9,198)	$22,357	NM

Other income (loss), net increased by $22.4 million to $13.2 million for the three months ended June 30, 2022 from a (loss) of $9.2 million for the three months ended June 30, 2021. The increase was primarily due to a $23.0 million favorable impact from the changes in fair value remeasurement of warrants.

Income Tax Expense
	Three Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Income tax expense (benefit)	$(2,404)	$1,627	$(4,031)	(248)%

Income tax expense decreased by $4.0 million, or 248%, to a benefit of $2.4 million for the three months ended June 30, 2022 from an expense of $1.6 million for the three months ended June 30, 2021. The decrease was mainly due to the decrease in GAAP income before taxes.

Net Income Attributable to Noncontrolling Interests
	Three Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Net income attributable to noncontrolling interests	$11,213	$5,419	$5,794	107%

Net income attributable to noncontrolling interests increased by $5.8 million, or 107%, to $11.2 million for the three months ended June 30, 2022 from $5.4 million for the three months ended June 30, 2021. The increase was driven by the net income generated from our consolidated VIEs associated with our risk retention holdings. This amount represents the net income of the consolidated VIEs to which we have no economic right and primarily relates to interest income earned on risk retention holdings.

Comparison of Six Months Ended June 30, 2022 and 2021

Total Revenue and Other Income
	Six Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Revenue from fees	$321,627	$173,455	$148,172	85%
Interest income	29,461	9,801	19,660	201%
Investment income	995	12	983	8,192%
Total Revenue and Other Income	$352,083	$183,268	$168,815	92%

Total revenue and other income increased by $168.8 million, or 92%, to $352.1 million for the six months ended June 30, 2022 from $183.3 million for the six months ended June 30, 2021. The increase was primarily driven by an increase in revenue from fees, which in turn is primarily related to the increase in Network Volume.

Revenue from fees increased by $148.2 million, or 85%, to $321.6 million for the six months ended June 30, 2022 from $173.5 million for the six months ended June 30, 2021. The increase is directly correlated with the growth in Network Volume, which increased by 104% from $1.8 billion for the six months ended June 30, 2021 to $3.6 billion for the six months ended June 30, 2022. Network Volume is a function of supply from existing and new Partners, as well as market demand for credit assets. Market demand for credit assets, as represented by assets held by Financing Vehicles, grew 33% to $3.4 billion as of June 30, 2022, from $2.5 billion as of June 30, 2021.

Interest income increased by $19.7 million, or 201%, to $29.5 million for the six months ended June 30, 2022 from $9.8 million for the six months ended June 30, 2021. The increase in interest income is directly related to our risk retention holdings held in the Company’s consolidated VIEs as well as certain risk retention holdings held directly by the Company’s consolidated subsidiaries..

Investment income increased by $1.0 million, or 8,192%, to $1.0 million for the six months ended June 30, 2022 from $0.0 million for six months ended June 30, 2021.  Investment income during the six months ended June 30, 2022 primarily relates to the returns from certain seed investments which did not exist during the six months ended June 30, 2021.

Cost and Operating Expenses
	Six Months Ended June 30,
	2022	2021
	(in thousands)
Production costs	$197,260	$99,774
Research and development	88,736	39,412
Sales and marketing	63,650	28,403
General and administrative	163,073	34,107
Total Costs and Operating Expenses	$512,719	$201,696

Production Costs
	Six Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Production costs	$197,260	$99,774	$97,486	98%

Production costs increased by $97.5 million, or 98%, to $197.3 million for the six months ended June 30, 2022 from $99.8 million for the six months ended June 30, 2021. This increase was primarily due to increases in Network Volume.

Research and Development
	Six Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Research and development	$88,736	$39,412	$49,324	125%

Research and development costs increased by $49.3 million, or 125%, to $88.7 million for the six months ended June 30, 2022 from $39.4 million for the six months ended June 30, 2021. This increase was primarily due to a $41.4 million increase in personnel-related expenses, including a $35.2 million increase in share-based compensation expenses, due to the growth in employees and the share-based compensation expense incurred during the six months ended June 30, 2022 related to the acceleration of vesting of certain performance awards upon the completion of the Merger, a $5.2 million increase in professional services, and a $3.3 million increase in server costs. Headcount in research and development increased by 143% between June 30, 2021 and June 30, 2022.

Sales and Marketing
	Six Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Sales and marketing	$63,650	$28,403	$35,247	124%

Sales and marketing costs increased by $35.2 million, or 124%, to $63.7 million for the six months ended June 30, 2022 from $28.4 million for the six months ended June 30, 2021. This increase was primarily due to a $31.9 million increase in personnel-related expenses, including a $22.1 million increase in share-based compensation expenses, due to the growth in employees and the share-based compensation expense incurred during the six months ended June 30, 2022 related to the acceleration of vesting of certain performance awards upon the completion of the Merger, and a $2.1 million increase in overhead allocation and other miscellaneous costs. Headcount in sales and marketing increased by 72% between June 30, 2021 and June 30, 2022.

General and Administrative
	Six Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
General and administrative	$163,073	$34,107	$128,966	378%

General and administrative costs increased by $129.0 million, or 378%, to $163.1 million for the six months ended June 30, 2022 from $34.1 million for the six months ended June 30, 2021. This increase was primarily due to a $68.2 million increase in personnel-related expenses, including a $46.3 million increase in share-based compensation expenses, due to the growth in employees and the share-based compensation expense incurred during the six months ended June 30, 2022 related to the acceleration of vesting of certain performance awards upon the completion of the Merger, a $39.7 million increase in expenses related to the public company readiness, legal and other business-related professional services, a $18.7 million increase in miscellaneous costs, including overhead allocations, and a $2.4 million increase in computer maintenance and communications expenses. Headcount in general and administrative increased by 166% between June 30, 2021 and June 30, 2022.

Other Income (Loss), Net
	Six Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Other income (loss), net	$13,472	$(18,771)	$32,243	NM

Other income (loss), net increased by $32.2 million to $13.5 million for the six months ended June 30, 2022 from other expense, net of $18.8 million for the six months ended June 30, 2021. The increase was primarily due to a $32.3 million favorable impact from the changes in fair value remeasurement of warrants.

Income Tax Expense (Benefit)
	Six Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Income tax expense (benefit)	$(2,590)	$7,793	$(10,383)	(133)%

Income tax expense decreased by $10.4 million, or 133%, to a benefit of $2.6 million for the six months ended June 30, 2022 from $7.8 million for the six months ended June 30, 2021. The decrease was mainly due to the decrease in GAAP income before taxes.

Net Income Attributable to Noncontrolling Interests
	Six Months Ended June 30,
	2022	2021	Change	% Change
	(in thousands, except percentages)
Net income attributable to noncontrolling interests	$19,972	$7,546	$12,426	165%

 Net Income attributable to noncontrolling interests increased by $12.4 million, or 165%, to $20.0 million for the six months ended June 30, 2022 from $7.5 million for the six months ended June 30, 2021. The increase was driven by the net income generated from our consolidated VIEs associated with our risk retention holdings. This amount represents the net income of the consolidated VIEs to which we have no economic right and primarily relates to interest income earned on risk retention holdings.

Reconciliation of Non-GAAP Financial Measures

To supplement our consolidated financial statements prepared and presented in accordance with GAAP, we use the non-GAAP financial measures Adjusted Net Income and Adjusted EBITDA (each as defined below) to provide investors with additional information about our financial performance and to enhance the overall understanding of the results of operations by highlighting the results from ongoing operations and the underlying profitability of our business. We are presenting these non-GAAP financial measures because we believe it provides an additional tool for investors to use in comparing our core financial performance over multiple periods with the performance of other companies.

However, these non-GAAP financial measures have limitations in their usefulness to investors because they have no standardized meaning prescribed by GAAP and are not prepared under any comprehensive set of accounting rules or principles. In addition, non-GAAP financial measures may be calculated differently from, and therefore may not be directly comparable to, similarly titled measures used by other companies. As a result, these non-GAAP financial measures should be viewed as supplementing, and not as an alternative or substitute for, our consolidated financial statements prepared and presented in accordance with GAAP.

To address these limitations, we provide a reconciliation of Adjusted Net Income and Adjusted EBITDA to net income (loss) attributable to Pagaya’s shareholders. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view Adjusted Net Income and Adjusted EBITDA in conjunction with their respective related GAAP financial measures.

Adjusted Net Income and Adjusted EBITDA

Adjusted Net Income and Adjusted EBITDA for the three and six months ended June 30, 2022 and 2021 are summarized below (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Adjusted Net Income	$3,481	$5,281	$7,587	$25,596
Adjusted EBITDA	$4,925	$7,064	$9,322	$33,671

Adjusted Net Income is defined as net income (loss) attributable to Pagaya’s shareholders excluding share-based compensation expense, change in fair value of warrant liability, and non-recurring expenses associated with the Merger. Adjusted EBITDA is defined as net income (loss) attributable to Pagaya’s shareholders excluding share-based compensation expense,  change in fair value of warrant liability, non-recurring expenses associated with the Merger, interest expense, depreciation expense, and provision for income taxes.

These items are excluded from our Adjusted Net Income and Adjusted EBITDA measures because they are noncash in nature, or because the amount and timing of these items is unpredictable, is not driven by core results of operations and renders comparisons with prior periods and competitors less meaningful.

We believe Adjusted Net Income and Adjusted EBITDA provide useful information to investors and others in understanding and evaluating our results of operations, as well as providing a useful measure for period-to-period comparisons of our business performance. Moreover, we have included Adjusted Net Income and Adjusted EBITDA because these are key measurements used by our management internally to make operating decisions, including those related to operating expenses, evaluate performance, and perform strategic planning and annual budgeting. However, this non-GAAP financial information is presented for supplemental informational purposes only, should not be considered a substitute for or superior to financial information presented in accordance with GAAP and may be different from similarly titled non-GAAP financial measures used by other companies.

The following table presents a reconciliation of net income (loss) attributable to Pagaya shareholders, the most directly comparable GAAP measure, to Adjusted Net Income and Adjusted EBITDA (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net Loss Attributable to Pagaya Technologies Ltd.	$(146,274)	$(5,874)	$(164,546)	$(52,538)
Adjusted to exclude the following:
Share-based compensation	146,070	1,862	162,705	59,117
Fair value adjustment to warrant liability	(13,737)	9,293	(13,268)	19,017
Non-recurring expenses	17,422	—	22,696	—
Adjusted Net Income	$3,481	$5,281	$7,587	$25,596
Adjusted to exclude the following:
Interest expenses	3,177	—	3,177	—
Income tax expense (benefit)	(2,404)	1,627	(2,590)	7,793
Depreciation and amortization	671	156	1,148	282
Adjusted EBITDA	$4,925	$7,064	$9,322	$33,671

Liquidity and Capital Resources

Sources and Uses of Funds

As of June 30, 2022, the principal sources of liquidity were cash, cash equivalents and restricted cash of $429.7 million and cash flow provided by financing activities. Shareholders’ equity related to Pagaya is approximately $581 million. Prior to the Merger and PIPE investment, we financed the majority of the operating and capital needs through the private sales of equity securities.

Our primary requirements for liquidity and capital resources are to finance risk retention requirements, invest in research and development and to attract, recruit, and retain a strong employee base to support our growth strategy. We believe that our sources of liquidity and capital resources will be sufficient to meet our working capital and capital expenditures for at least the next 12 months and for the foreseeable future.

Future Sources of Liquidity and Capital Risks

There are numerous risks to the financial results, liquidity and capital raising, some of which may not be quantified in the Company’s current liquidity forecasts. The principal factors that could impact liquidity and capital needs are a prolonged inability to adequately access funding in the capital markets or in bilateral agreements, the timing and extent of spending to support development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced products, and the continuing market adoption of the Company’s network. We intend to support our liquidity and capital position by pursuing diversified sources of funding, including new securitization vehicles, to provide committed liquidity in case of prolonged market fluctuations.

We may, in the future, enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing, we may not be able to raise such financing on terms acceptable to us or at all. Additionally, as a result of any of these actions, we may be subject to restrictions and covenants in the agreements governing these transactions that may place limitations on us and may be required to pledge collateral as security. If we are unable to raise additional capital or generate cash flows necessary to expand operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, operations and financial condition. It is also possible that the actual outcome of one or more of our plans could be materially different than expected or that one or more of the significant judgments or estimates could prove to be materially incorrect.

Future Capital Requirements

During the normal course of business, we enter into certain lease contracts with lease terms through 2032. As of June 30, 2022, the total remaining non-cancellable contractual obligations is approximately $80.5 million.

Cash Flow

The following table presents summarized consolidated cash flow information for the periods presented (in thousands):

	Six Months Ended June 30,
	2022	2021
Net cash (used in) provided by operating activities	$(25,640)	$9,263
Net cash used in investing activities	$(104,041)	$(190,732)
Net cash provided by financing activities	$354,854	$243,933

Operating Activities

Our primary uses of cash in operating activities are for research and development, sales and marketing, general and administrative, and Production Costs. As of June 30, 2022, we had 799 employees compared to 621 on December 31, 2021. During the six months ended June 30, 2022, we increased our headcount and personnel-related costs across the business to support our growth expansion strategy. We expect our headcount to continue to increase given our focus on growth and expansion.

Net cash provided by operating activities decreased by $34.9 million, or 377%, to $25.6 million net cash used in operating activities for the six months ended June 30, 2022 from $9.3 million net cash provided by operating activities for the six months ended June 30, 2021. The decrease was mainly due to a $99.6 million decreased in net income and a $6.5 million decrease in operating assets and liabilities, partially offset by a $71.2 million increase in non-cash charges.

Investing Activities

Our primary uses of cash in investing activities are primarily comprised of cash used in equity method investments and purchase of tangible fixed assets (property, equipment, and software) in support of research and development programs.

Net cash used in investing activities decreased by $86.7 million, or 45%, to $104.0 million for the six months ended June 30, 2022 from $190.7 million for the six months ended June 30, 2021. The decrease was primarily due to a $91.1 million decrease in investment in short-term deposits, a $19.3 million decrease in investment in equity method and other investments, a $8.0 million increase in amount received from investment in loans and securities, and a $5.0 million increase in amount received from short-term deposits. These are partially offset by a $35.4 million increase in investment in loans and securities.

Financing Activities

Our main source of cash from financing activities is proceeds from the issuance of ordinary shares.

Net cash provided by financing activities increased by $110.9 million, or 45%, to $354.9 million for the six months ended June 30, 2022 from $243.9 million for the six months ended June 30, 2021. The increase was primarily due to a $98.4 million increase in proceeds from the issuance of ordinary shares and $86.4 million of proceeds from secured borrowing, net of payments. These increases were partially offset by a $54.3 million decrease in proceeds received from noncontrolling interests and a $20.0 million increase in distribution made to  noncontrolling interests.

Indebtedness

On December 23, 2021, we entered into the Credit Agreement, by and among Pagaya, the lenders from time to time party thereto and JPMorgan Chase Bank, N.A., as administrative agent, which provides for a $150.0 million senior secured revolving credit facility (the “Revolving Credit Facility”) maturing on December 23, 2023. On March 15, 2022, we entered into Amendment No. 1 to Credit Agreement (the “ Amendment No. 1”), pursuant to which Silicon Valley Bank provided an increase to the commitments under the Revolving Credit Facility in a principal amount of $30.0 million, which resulted in the aggregate principal amount of commitments under the Revolving Credit Facility increasing to $180.0 million. This is our inaugural multi-lender credit facility and we expect to refine our credit arrangements in the future. Proceeds of borrowings under the Revolving Credit Facility may be used to finance the Company’s working capital needs, permitted acquisitions or for general corporate purposes of the Company and its subsidiaries. As of August 15, 2022, there are no outstanding borrowings under the Revolving Credit Facility and at this time we do not anticipate the need for any material borrowings.

Borrowings under the Revolving Credit Facility bear interest at a rate per annum equal to, at the Company’s option, (i) a base rate, (determined based on the prime rate but, in any event, not less than the adjusted term Secured Overnight Financing Rate (the “SOFR Rate”)) plus a margin of 1.50%, (ii) an adjusted term SOFR Rate (subject to a 0.00% floor) plus a margin of 2.50% or (iii) an adjusted daily simple SOFR Rate (subject to a 0.00% floor) plus a margin of 2.50%. The Company may voluntarily prepay borrowings under the Revolving Credit Facility at any time and from time to time without premium or penalty, subject only to the payment of customary “breakage” costs. No amortization payments are required to be made in respect of borrowings under the Revolving Credit Facility.

Obligations under the Credit Agreement are secured by a first priority lien on cash collateral in an amount equal to 110% of the principal amount of any loans borrowed under the Credit Agreement, which will be maintained in a deposit account subject to a control agreement in favor of the administrative agent (the “Cash Collateral”). The Credit Agreement contains customary negative covenants; however, as long as the Company is not in default and no event of default under the Credit Agreement has occurred nor is continuing, the Company maintains the required Cash Collateral and the Company is in compliance with the financial covenants in the Credit Agreement, these covenants will not apply. The negative covenants include, among other things, limitations on the ability of the Company and certain of its subsidiaries to incur indebtedness, grant liens, engage in certain fundamental changes, make certain dispositions and investments or enter into sale and leaseback transactions. The Credit Agreement also includes affirmative covenants customary for a credit facility of its type. The Credit Agreement includes events of default related to, among other things, failure to pay amounts due under the Credit Agreement, breaches of representations, warranties or covenants, defaults under material indebtedness, certain events of bankruptcy or insolvency and judgment defaults, in each case, subject to customary cure periods where appropriate.

The Credit Agreement requires the Company to comply with certain financial covenants, including maintaining (i) a minimum tangible net worth and (ii) liquidity of not less than $80.0 million.

The foregoing descriptions of the Credit Agreement, including Amendment No. 1, are qualified in their entirety by reference to the full and complete terms thereof, which are incorporated herein by reference to Exhibit 10.15 and Exhibit 10.16, respectively, of Pagaya’s Registration Statement on Form F-4 filed with the SEC on April 7, 2022.

Off-Balance Sheet Arrangements

In the ordinary course of business, we engage in activities with unconsolidated VIEs, including our sponsored securitization vehicles, which we contractually administer. To comply with risk retention regulatory requirements, we retain at least 5% of the credit risk of the securities issued by these securitization vehicles. From time to time, we may, but are not obligated to, repurchase collateral of the securitization vehicles. Such purchases could expose us to loss. For additional information, refer to Note 6 to the consolidated financial statements included in our Registration Statement and subsequent amendments.

Recent Accounting Pronouncements

See Note 2 to the consolidated financial statements included in our Registration Statement.

Critical Accounting Policies and Estimates

Our significant accounting policies and their effect on our financial condition and results of operations are more fully described in our audited consolidated financial statements included in our Registration Statement. See Note 2 to the consolidated financial statements included in our Registration Statement.

Quantitative and Qualitative Discussions of Market Risk

We are exposed to market risks in the ordinary course of our business, which primarily relate to fluctuations in credit risks, liquidity risks and interest rates. We are exposed to market risk directly through investments in loans and securities held on our consolidated balance sheets and access to the securitization markets. As the Company holds their investments to maturity, such fluctuations to date have not been significant. As of June 30, 2022, there have been no material changes in our exposure to market risk from December 31, 2021, a description of which may be found in our Registration Statement. See “Risk Factors” included in the Registration Statement for a discussion of how difficult conditions in the financial markets and the economy generally may materially adversely affect our business and results of our operations.